EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL POSTPONES ITS FUND RAISING PLAN

YAHUD, Israel – March 2, 2011 -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) announced that it has withdrawn its registration statement covering its proposed rights offering that was filed with the U.S. Securities Exchange Commission and the Israeli Securities Authority due to technical difficulties in harmonizing the regulatory requirements in Israel and the U.S. The Company intends to raise the funds after the filing of its annual report on Form 20-F with the U.S. Securities Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties.
Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3 Eitan Livneh, President & CEO Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green E-mail: magal@ccgisrael.com Tel: (US) +1 (646) 201-9246 Int’l dial: +972-3-607-4717